UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):  May 21, 2015
HERITAGE COMMERCE CORP
(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
150 Almaden Boulevard, San Jose, CA	95113
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code: (408) 947-6900
Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.07.                          SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.
On May 21, 2015, Heritage Commerce Corp (the "Company"), held its Annual Meeting of Shareholders (the "Shareholders Meeting").  There were 26,522,739 shares of common stock entitled to vote at the meeting and a total of 23,988,235 shares (90.44%) were represented at the meeting. At the Shareholders Meeting, the shareholders voted on the following proposals as described in detail in the Company's Proxy Statement filed with the Securities and Exchange Commission on April 15, 2015.  The proposals voted on and approved by the shareholders at the Shareholders Meeting were as follows:
Proposal 1:  Election of Directors
The election of eleven directors, named in the Proxy Statement, to serve as members of the Company's Board of Directors until the next annual meeting of shareholders.  The results are set forth below:

Name	For	Withheld	Broker Non-Votes
Frank G. Bisceglia	19,751,674	573,007	3,663,554
Jack W. Conner	19,751,674	573,007	3,663,554
John M. Eggemeyer	20,090,514	234,167	3,663,554
Steven L. Hallgrimson	19,751,674	573,007	3,663,554
Walter T. Kaczmarek	20,115,363	209,318	3,663,554
Robert T. Moles	19,751,674	573,007	3,663,554
Humphrey P. Polanen	18,648,307	1,676,374	3,663,554
Laura Roden	17,936,237	2,388,444	3,663,554
Charles J. Toeniskoetter	18,648,307	1,676,374	3,663,554
Ranson W. Webster	19,744,993	579,688	3,663,554
W. Kirk Wycoff	20,026,466	298,215	3,663,554
Proposal 2:  Advisory Vote on Executive Compensation
Approval of non-binding vote on the Company's executive compensation.  The results are set forth below:
For 19,721,012	Against 275,337	Abstentions 328,332	Broker Non-Votes 3,663,554

Proposal 3:  Ratification of Independent Registered Public Accounting Firm
The ratification of the selection of Crowe Horwath LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015.  The results are set forth below:
For 23,750,624	Against 135,347	Abstentions 102,264	Broker Non-Votes 0

ITEM 7.01    REGULATION FD DISCLOSURE.
Walter T. Kaczmarek, President and Chief Executive Officer of Heritage Commerce Corp, made a presentation to shareholders at the Annual Meeting of Shareholders on May 21, 2015.   A copy of the information in the shareholder presentation is included as Exhibit 99.1. This Form 8-K and the information included as exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), nor shall it be incorporated by reference into a filing under the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act, except as expressly set forth by specific reference in such a filing.  The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Registrant or any of its affiliates.  The information in the materials is presented as of March 31, 2015, and the Company does not assume any obligations to update such information in the future.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS
(D) Exhibits.
99.1            Slide presentation to shareholders presented on May 21, 2015, by the registrant's President and Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 22, 2015

Heritage Commerce Corp

By:  /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

Exhibit No. Description 99.1 Slide presentation to shareholders presented on May 21, 2015, by the registrant's President and Chief Executive Officer